MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – May 2026

1. Attached the updated Firm 7R in the Documents section
2. Added the CRD Number to s Jennifer Margaret Anne Oswald (Principal) which is 6456247
3. Amended the "Title or Status" for Amer Chaudhry (Principal) from Chief Information Officer to Chief Technology Officer